

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

November 19, 2018

Ryan C. Farris
President
Ally Wholesale Enterprises LLC
200 Renaissance Center
Detroit, Michigan 48265

> **Re: Ally Wholesale Enterprises LLC**
> **Registration Statement on Form SF-3**
> **Filed November 14, 2018**
> **File No. 333-228378**

Dear Mr. Farris:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Elizabeth A. Raymond, Esq.
      Mayer Brown LLP

      Richard V. Kent, Esq.
      Ally Wholesale Enterprises LLC